

March 6, 2012

Via E-mail
Kevin Palatnik
Chief Financial Officer
Audience, Inc.
440 Clyde Avenue
Mountain View, CA 94043

> **Re: Audience, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 22, 2012**
> **File No. 333-179016**

Dear Mr. Palatnik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Graphics

1.   We note your response to prior comment 1. To the extent that you have not derived a material portion of your revenues from any one of the depicted smart phones, you should not include that mobile device in your graphics. Once you have revised your graphics in response to this comment, please also refer to the portion of our prior comment 2 which indicated that the graphics and captions should make clear the relative importance of any depicted product to your revenues.

2.   We note your response to prior comment 4. To the extent that you have not derived a material portion of your revenues from the media tablet or mobile PC

markets, your graphics should make that clear. If true, please also revise your graphics so that it is clear that you have not derived any revenues from sales to the "Adjacent Markets" depicted.

Cash flows from operating activities, page 66

3.   We note your disclosure that you generated cash in each of the four quarters ended September 30, 2011. Please also disclose your cash flows from operating activities for the quarter ended December 31, 2011.

Note 2. Revenue recognition, page F-12

4.   We re-issue our previous comment 18. Please clarify the shipping terms associated with your sales to CM's, OEM's and distributors (such as F.O.B. shipping point or destination).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the

Kevin Palatnik
Audience, Inc.
March 6, 2012
Page 3

above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Julia Riegel, Esq.